Exhibit 99.14

September 17, 2021

Petra Acquisition, Inc.

5 West 21st Street

New York, NY 10010

Attn: Andreas Typaldos

Re:	Amendment to Engagement Letter Agreement

Dear Mr. Typaldos:

This letter amends that certain engagement letter agreement dated November 3, 2020 (the “Agreement), by and between Petra Acquisition, Inc., a Delaware corporation (collectively, with its subsidiaries and affiliates, the “Company”) and LifeSci Capital LLC (“LifeSci”), attached hereto as “Exhibit A,” pursuant to which LifeSci agreed to provide certain investment banking and financial advisory services to the Company with respect to the Company’s efforts to engage in an initial business combination transaction. Capitalized terms used herein and not otherwise defined have the meetings ascribed to them in the Agreement.

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and LifeSci agree as follows:

1.	Paragraph 3 (providing for Placement Agent Services) shall be deleted in its entirety.

2.	Paragraphs 6(a) and 6(b) of the Agreement are hereby amended by deleting them in their entirety and replacing them with the following:

(a) In the event there is a transaction (or series of related transactions) (a “Transaction”) pursuant to which Petra effectuates a merger, consolidation, reorganization, equity sale, asset sale or other business combination or similar acquisition transaction with or involving one or more potential target companies (each a “Target”) or a Target’s affiliate which qualifies as Petra’s initial business combination as described in Petra’s final prospectus, dated as of October 7, 2020 and filed with the U.S. Securities and Exchange Commission (File No. 333-240175) on October 13, 2020 that is consummated during the term of the LifeSci Engagement Letter (as extended under paragraph 5(a)), Petra shall pay LifeSci as compensation for investment banking and financial advisory services an advisory fee (the “M&A Advisory Fee”) of three and one-half percent (3.5%) of the Total Consideration (as defined below). The M&A Advisory Fee shall be payable as follows:

(i) Petra shall pay to LifeSci a cash fee equal to one percent (1.0%) of the Total Consideration in accordance with clause (b) below; and

(ii) Petra shall issue to LifeSci (or another entity designated by LifeSci) equity interests in the post-Transaction surviving entity with value upon issuance to LifeSci equal to two and one half percent (2.5%) of the Total Consideration in accordance with clause (b) below.

In addition, and notwithstanding the earlier termination of the LifeSci Engagement Letter, in the event that during the period of eighteen (18) months after termination of the LifeSci Engagement Letter (the “Tail Period”), Petra consummates a Transaction or enters into a definitive agreement with respect to a Transaction which is subsequently consummated (even if consummated after the end of the Tail Period), LifeSci shall be entitled to the M&A Advisory Fee with respect to such Transaction,(which shall be reduced by any “break-up,” “termination” or similar fee or payment from the Target as a result of the termination of an agreement to engage in a Transaction actually received by LifeSci in connection with such Transaction).

(b) For the purposes of the LifeSci Engagement Letter, “Total Consideration” means the total market value of, without duplication, all cash, securities, debt or other property paid or transferred at the closing of a Transaction by or to the Target or the Target’s shareholders or to be paid or transferred in the future to the Target’s shareholders with respect to such Transaction (other than payments of interest or dividends), including to the extent applicable, any net value paid in respect of (i) the assets of the Target, (ii) amounts paid under contractual arrangements (including lease arrangements and management fees) or for agreements not to compete or similar agreements, and (iii) the capital stock of the Target (and the spread value of any “in the money” securities convertible into options, warrants or other rights to acquire such capital stock), after giving effect to the assumption, retirement or defeasance, directly or indirectly (by operation of law or otherwise), of any long-term liabilities of the Target or repayment of indebtedness, including indebtedness secured by the assets of the Target, capital leases or preferred stock obligations; provided, that for the avoidance of doubt, any funds in a trust account established by Petra (as may be applicable in the case of a Transaction) or financing proceeds raised in connection with the closing of the Transaction (including by way of an offering of newly issued private equity or equity-linked securities of Petra for cash, that will be a Private Investment in Public Equity transaction closed immediately prior to or contemporaneously with the Transaction, the compensation to LifeSci for which is provided for above), in either case, that are not paid to the Target’s shareholders as consideration in the Transaction will not be included as part of the Total Consideration. In connection with a sale, transfer or other disposition of 50% or more of the outstanding capital stock of the Target, the Total Consideration will be calculated as if 100% of the outstanding capital stock on a fully diluted basis had been acquired at the same per share amount paid in such Transaction.

3.	Paragraphs 6 (d) and (e) shall be deleted in their entirety.

4.	All other references to “Placement Agent Services” to be performed by LifeSci Capital LLC such as in, but not limited to, Paragraphs 4 (a) and 6(f) shall be deleted.

5.	All other references to a “Capital Markets Advisory Fee” payable to LifeSci Capital such as in, but not limited to, Paragraph 6 (f) shall be deleted.

6.	The parties acknowledge that Petra has entered into that certain Agreement and Plan of Merger with Revelation Biosciences, Inc. dated August 29, 2021 (the “Revelation Merger Agreement”), which provides for a cap on total transaction expenses. Notwithstanding anything to the contrary in this amendment, in the event the transactions contemplated by the Revelation Merger Agreement are completed, the maximum fee payable to LifeSci Capital shall be $2,650,000 in cash and $2,650,000 in shares of Parent (as defined in the Revelation Merger Agreement) common stock.

7.	Except as specifically amended hereby, the Agreement shall remain in full force and effect and all other terms of the Agreement remain unchanged. To the extent any provision of the Agreement is inconsistent with this letter agreement, this letter agreement shall control.

8.	This letter agreement may be executed in counterparts and by facsimile, each of which, when taken together, shall constitute one and the same agreement. Execution and delivery of such counterparts by electronic means shall not impair the validity of such execution and delivery.

Yours truly,

LIFESCI CAPITAL LLC

By:
Name:
Title:

Accepted and agreed to as of the date first written above:

PETRA ACQUISITION, INC.

By:	/s/ Andreas Typaldos
Name: Andreas Typaldos
Title: Chief Executive Officer